FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2020

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

INTERNAL REGULATION OF THE INNOVATION AND DIGITAL TRANSFORMATION COMMITTEE

INTERNAL REGULATION OF THE INNOVATION AND DIGITAL TRANSFORMATION COMMITTEE OF THE CORPORATION KNOWN AS "COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO"

Article 1. The Innovation and Digital Transformation Committee (the “Committee”) is a permanent advisory body directly bound to the Board of Directors, subject to applicable laws and regulations, as provided for in the Bylaws of the corporation known as Companhia Brasileira de Distribuição (the "Corporation"), and this Internal Regulation (the "Regulation", or "Charter"), which governs the operation thereof.

Article 2. The Committee will report to the Board of Directors, acting in cooperation with, but with independence in relation to the Corporation's Board of Executive Officers.

Article 3. The Committee will be composed of at least 3 (three) and at most five (5) members elected by the Corporation's Board of Directors for a term of office of two (2) years, and their terms of office can be renewed for successive periods, subject to the rules of the Corporation's Bylaws and this Internal Regulation, and one (1) external member can be elected ("External Member").

Paragraph 1. A member's position in this Committee cannot be delegated, and such position must be performed observing the principles of loyalty and diligence, as well as avoiding any disputes that could affect the interests of the Corporation and its shareholders.

Paragraph 2. Committee members shall keep an unbiased attitude in carrying out their activities and, above all, they must be proactive in pursuit of a constant innovation.

Paragraph 3. The Committee's External Member must meet the following requirements:

a)	the External Member shall not be a member of the Board of Directors or of the Board of Executive Officers of the Corporation of any of its controlled companies;
b)	having unblemished reputation and possessing outstanding renowned knowledge in technology and innovation;
c)

the External Member cannot be a spouse or relative to the second degree of members of the Corporation's management or its controlled companies, or of employees of the Corporation or its controlled companies; and

d)       the External Member cannot hold any positions in any company that may be considered a competitor of the Corporation or its subsidiaries, and he/she cannot have, or represent, any conflicting interests with the Corporation or with its controlled companies.

Paragraph 4. Committee members shall have the same duties and responsibilities of the Directors; they must meet the requirements of Article 147 of Brazilian Law number 6,404 of December 15, 1976 (the Brazilian Corporations Act), and they will be invested with their offices in the Committee by undersigning the corresponding Investiture Term, which will set forth the requirements to be met to hold every position.

Article 4. In case of absence or temporary inability of any Committee member, such absent member shall appoint, from among the other Committee members, his or her substitute. In case of any vacancy, the Chairman of the Committee or, in his/her absence, any other member of the Committee, shall request to the Chairman of the Board of Directors to convene a Board of Directors meeting within up to seven (7) days from the date of such vacancy is noticed, so that a new Committee is elected to finish the term of office of such member whose position has become vacant.

Article 5. The Board of Directors shall elect, from among the members of the Committee, a Chairman, who will be responsible for representing, organizing, and coordinating of the Committee activities.

Sole paragraph. The Chairman of the Committee will be solely responsible for:

a)       calling, subject to the provisions of Article 6 hereinbelow, establishing, and presiding over the Committee meetings;

b)       representing the Committee in its relationship with the Board of Directors, the Corporation's Executive Officers, and the Corporation's internal and external auditors, internal bodies and committees, undersigning, whenever necessary, letters, invitations and reports forwarded to them;

c)       inviting, on behalf of the Committee, any participants to Committee meetings; and

d)       complying with this Charter and enforcing that all other Committee members and all other bodies of the Corporation also comply with it, as the case may be.

Article 6. The Committee shall meet ordinarily at least every three (3) months or, extraordinarily, whenever called by its Chairman or the Chairman of the Board of Directors, whether on its own initiative or by a written request of any Committee member. Committee meetings may be called by any Committee member in case the Chairman of the Committee does not satisfy, within three (3) calendar days after having received of such a request, the call request submitted by such member. A copy of every call to a Committee's meeting will be forwarded to the Chairman of the Board of Directors.

Paragraph 1. The calls to Committee meetings shall be made in writing, via e-mail, fax, or letter at least five (5) days prior to the date of the meeting, informing the time and place, and including a detailed agenda thereof. Any proposal and all required documents connected to the agenda shall be made available to the Committee members upon the corresponding call is made. The call may be waived in case all Committee members are present at the meeting, or upon prior consent in writing by absent members.

Paragraph 2. In case of matters requiring urgent consideration, the Chairman of the Committee or the Chairman of the Board of Directors, at their sole discretion, may call a Committee meeting within a period shorter than that provided for in Paragraph1 of this Article 6, and such meeting shall be considered valid and effective for all purposes, provided, however, the quorum required to establish the meeting is observed.

Paragraph 3. The agenda of the meetings will be prepared by the Chairman of the Committee, and the other members can suggest and request additional matters to be considered by the Committee.

Paragraph 4. The meetings will be established with the presence of a majority of Committee members.

Paragraph 5. In case the quorum set forth above is not met, the Chairman of the Committee shall call another meeting, to be held with any quorum, depending on the urgency required by the matter to be addressed.

Paragraph 6. The recommendations, opinions, and reports made by the Committee shall be approved by a majority of votes of the members attending the corresponding meetings.

Paragraph 7. Committee meetings shall be held preferably at the Corporation's headquarters, and they can be held at a different place in case all members deem it appropriate and previously agree with it via email, fax, or letter for such purpose.

Paragraph 8. People are allowed to attend both regular and extraordinary meetings of the Committee by means of conference call system, videoconference or any other communication means that allows every board member's identification and the simultaneous communication with all other persons attending the meeting. In that case, Committee members will be deemed as present at the meeting and shall subsequently undersign the corresponding minutes thereof.

Article 7. To attend its meetings, the Committee may call members of the Board of Directors, internal and external associates of the Corporation, and any other persons who hold relevant information, or in case the meeting agenda contains any subjects relevant to their area of expertise.

Article 8. The subjects, pieces of advice, discussions, recommendations and opinions of the Committee shall be recorded in meetings minutes, which shall be undersigned by the corresponding members present thereto, and such minutes shall contain the relevant topics discussed, the list of presents, mentioning any excused absences, the measures requested and any points of disagreement among members.

Sole paragraph. Supporting documents of the meetings shall be filed at the Corporation's headquarters.

Article 9. Every year the Committee shall approve a schedule of activities for the corresponding fiscal year, which may be amended during the year upon request by any Committee member(s).

Article 10. The Corporation's Secretary of the Board of Directors shall also act as Secretary of the Committee and its meetings, who is also responsible for drawing up the meeting minutes, as well as for providing any support necessary for the full operation of the Committee, practicing all actions that may be requested by the Committee members, including as regards the provisions of Article 13 below.

Article 11. The Committee is responsible, among other matters, for:

a)       suggesting amendments to this Charter, submitting them to the Board of Directors' consideration;

b)       recommending and monitoring the adoption of the best practices regarding innovation, as well as coordinating the process of implementation and maintenance of such practices in the Company, as well as the effectiveness of innovation process, sustainability and innovation processes, proposing changes, updates and improvements as needed;

c)

periodically preparing or revising, as the case may be, any documents related innovation, making recommendations for amendments, criticisms, and suggestions that it deems necessary for the Board of Directors, in order to keep them constantly updated and in line with the peculiarities of the Company;

d)

assisting the Board of Directors to review technological trends and innovations, as well as to evaluate the Corporation's projects, initiatives and investment proposals from the perspective of innovation; and

e)	issuing its opinion on any other matters that the Board of Directors may submit to it, as well as those that this Committee may deem relevant.

Article 12. In addition to the duties set forth in the previous article, the Committee shall also:

a)       look after the Corporation's interests within the scope of its authority; and

b)       every year, to carry out a self-assessment of their activities and identify possibilities to improve its performance.

Article 13. In case it is found any conflict of interests or a private interest of a member of the Committee connected to a particular matter to be decided, such Committee member him/herself has the duty to report such fact in a timely manner to the other Committee members.

Paragraph 1. In case any member of the Committee who may have a potential private benefit or conflict of interests connected to any decision to be made, does not report his/her own potential benefit or conflict of interests, any other member of the Committee who is aware of such situation could report such fact. The non-voluntary manifestation of that member will be considered a violation of this Internal Regulation, if those particular benefits or conflict of interests are eventually confirmed.

Paragraph 2. Once such conflict of interests or private benefit is eventually confirmed, the person involved will not take part in the corresponding discussions and deliberations any longer, and he/she must leave the meeting until the discussions on such subject are finished.

Paragraph 3. Such conflict of interests or private benefit that may be reported by any member of the Board, as set forth in Article 13, caption, or Paragraph 1, as applicable, and the consequent application of the provisions of Paragraph 2 above shall be recorded in the meeting minutes.

Article 14. Any acting Committee member shall be entitled to request and review, individually, books and other corporate records and documents, being also allowed to make notes and comments thereto, which will be discussed and resolved at the corresponding meetings, provided, however, that such books and records refer to matters under the Committee's competence, pursuant to Article 11.

Paragraph 1. Such documents can be reviewed only at the registered office of the Corporation and upon prior request.

Paragraph 2. Requests for information or explanations concerning the corporate businesses by any Committee member shall be submitted to the Corporation's management bodies upon a written request signed by the Committee Secretary.

Article 15. The Committee may summon experts and hire external consultants to review and discuss issues under its responsibility, provided, however, it ensures the integrity and confidentiality of the proceedings. However, works performed by external consultants do not exempt the Committee from its responsibilities.

Article 16. All Committee members are subject to the provisions set forth in the Moral Code of Conduct, in the Securities Trading Policy, and in the Policy of Confidentiality, Disclosure, and Use of Material Information of the Corporation, as well as the provisions in all other policies and charters of the Corporation.

Article 17. Any cases that might not be covered by this Charter shall be settled by the Board of Directors.

Article 18. This document must be disclosed by the Corporation after having been approved by the Board of Directors.

This Internal Regulation was approved at a Meeting of the Company's Board of Directors held on February 6th, 2020.

*****

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: February 14, 2020	By: /s/ Peter Estermann Name: Peter Estermann Title: Chief Executive Officer
By: /s/ Isabela Cadenassi Name: Isabela Cadenassi Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.